UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
AmBase Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
0231647106
(CUSIP Number)
Brian L. Sheehy
IsZo Capital Management LP
415 Madison Avenue, 14th Floor
New York, NY 10017
Tel: 646-775-4394
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 7, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS IsZo Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 10,164,069
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 10,164,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14		TYPE OF REPORTING PERSON PN

1		NAMES OF REPORTING PERSONS IsZo Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 10,164,069
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 10,164,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS IsZo Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 10,164,069
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 10,164,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14		TYPE OF REPORTING PERSON PN; IA

1		NAMES OF REPORTING PERSONS Brian L. Sheehy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 10,164,069
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 10,164,069
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,164,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14		TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned with respect to the Common Stock, par value $0.01 (the "Common Stock") of AmBase Corp. (the "Issuer"), as previously amended.  This Amendment No. 2 further amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
To acquire the Common Stock, the Reporting Persons used aggregate funds of $166,570,723.99.  Such funds were from the working capital of IsZo Capital LP (the "Fund").
The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for the Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies.  Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.  Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 40,737,751 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2018.  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows 11 and 13 on the cover pages hereto.
(b) Number of shares as to which each Reporting Person has:
(i)                sole power to vote or to direct the vote:
                   See row 7 on the cover pages hereto.
(ii)               shared power to vote or to direct the vote:
                   See row 8 on the cover pages hereto.
(iii)              sole power to dispose or to direct the disposition of:
                   See row 9 on the cover pages hereto.
(iv)              shared power to dispose or to direct the disposition of:
                   See row 10 on the cover pages hereto.
(c) Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.
(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: September 20, 2018
ISZO CAPITAL LP By: IsZo Capital GP LLC, its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL MANAGEMENT LP By: IsZo Management Corp., its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

/s/ Brian L. Sheehy
BRIAN L. SHEEHY

SCHEDULE B
Transactions of the Reporting Persons Effected During the Past 60 Days
Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Reporting Person	Amount of Shares Acquired	Price[1]
5/1/2018	IsZo Capital LP	75,000	0.5225
5/2/2018	IsZo Capital LP	131,500	0.5225
9/7/2018	IsZo Capital LP	219,534	0.5234

Transaction Date	Reporting Person	Amount of Shares Sold	Price[1]
9/18/2018	IsZo Capital LP	158,416	0.5375

1 Includes brokerage commissions